CONTROL ID:
CHINA INFORMATION TECHNOLOGY, INC.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
FOR THE ANNUAL MEETING OF MEMBERS

DATE:	WEDNESDAY, DECEMBER 21, 2016

TIME:	AT 9:00 AM (LOCAL TIME)
EXECUTIVE OFFICES OF THE COMPANY

LOCATION:	21ST FLOOR, EVERBRIGHT BANK BUILDING, ZHUZILIN, FUTIAN DISTRICT, SHENZHEN, GUANGDONG, 518040, PEOPLE'S REPUBLIC OF CHINA

THIS COMMUNICATION REPRESENTS A NOTICE TO ACCESS A MORE COMPLETE SET OF PROXY MATERIALS AVAILABLE TO YOU ON THE INTERNET. WE ENCOURAGE YOU TO ACCESS AND REVIEW ALL OF THE IMPORTANT INFORMATION CONTAINED IN THE PROXY MATERIALS BEFORE VOTING. THE PROXY MATERIALS ARE AVAILABLE AT: http://www.proxyandprinting.com.

•	IF YOU DECIDE TO VIEW THE PROXY MATERIALS AND VOTE YOUR SHARES ONLINE,

Step 1: Go to http://www.proxyandprinting.com.
Step 2: Click the “Vote Your Proxy” link.
Step 3: Click on the logo of China Information Technology, Inc.

Step 4: To view or download the proxy materials, click on the link that describes the material you wish to view or download. For example, to view or download the Proxy Statement, click on the “Proxy Statement” link.

Step 5: To vote online, click on the designated link and follow the on-screen instructions. YOU MAY VOTE ONLINE UNTIL 6:00 PM EASTERN TIME DECEMBER 20, 2016.

•

IF YOU WANT TO RECEIVE A PAPER COPY OF THE PROXY MATERIALS INCLUDING THE PROXY CARD, YOU MUST REQUEST ONE. THERE IS NO CHARGE TO YOU FOR REQUESTING A COPY. TO FACILITATE TIMELY DELIVERY PLEASE MAKE THE REQUEST, AS INSTRUCTED BELOW, BEFORE NOVEMBER 21, 2016.

HOW TO REQUEST PAPER COPIES OF OUR MATERIALS

PHONE:	FAX:	INTERNET:	EMAIL:

CALL TOLL FREE	SEND THIS CARD TO	www.proxyandprinting.com	akotlova@islandstocktransfer.com

1-877-502-0550	1-727-289-0069	FOLLOW THE ON-SCREEN INSTRUCTIONS.	INCLUDE YOUR CONTROL ID IN YOUR EMAIL.

HOW TO ATTEND THE MEETING AND VOTE IN PERSON:

PLEASE BRING THIS NOTICE WITH YOU IF YOU INTEND TO VOTE IN PERSON AT THE MEETING. TO RECEIVE DIRECTIONS TO THE MEETING, PLEASE CONTACT CHINA INFORMATION TECHNOLOGY, INC.’S INVESTOR RELATIONS DEPARTMENT AT CHINA INFORMATION TECHNOLOGY, INC., 21ST FLOOR, EVERBRIGHT BANK BUILDING, ZHUZILIN, FUTIAN DISTRICT, SHENZHEN, GUANGDONG, 518040, PEOPLE’S REPUBLIC OF CHINA; TELEPHONE: (86-755) 8370 4767; E-MAIL: IR@chinacnit.com.

THE PURPOSES OF THIS MEETING ARE AS FOLLOWS:

1.

TO ELECT FIVE PERSONS TO THE BOARD OF DIRECTORS OF THE COMPANY, EACH TO SERVE UNTIL THE NEXT ANNUAL MEETING OF MEMBERS OF THE COMPANY OR UNTIL SUCH PERSON SHALL RESIGN, BE REMOVED OR OTHERWISE LEAVE OFFICE;

2.	TO RATIFY THE SELECTION BY THE AUDIT COMMITTEE OF GHP HORWATH, P.C.AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2016; AND

3.	TO TRANSACT SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

THE BOARD OF DIRECTORS HAS FIXED THE CLOSE OF BUSINESS ON OCTOBER 31, 2016 AS THE RECORD DATE FOR THE DETERMINATION OF MEMBERS ENTITLED TO RECEIVE NOTICE OF THE ANNUAL MEETING AND TO VOTE OUR ORDINARY SHARES THEY HELD ON THAT DATE AT THE MEETING OR ANY POSTPONEMENT OR ADJOURNMENT OF THE MEETING.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” ALL PROPOSALS ABOVE. PLEASE NOTE–THIS IS NOT A PROXY CARD - YOU CANNOT VOTE BY RETURNING THIS CARD.

TO VOTE YOUR SHARES, YOU MUST VOTE ONLINE OR REQUEST A PAPER OF PROXY MATERIALS TO RECEIVE A PROXY CARD.

IF YOU WISH TO ATTEND AND VOTE AT THE MEETING, PLEASE BRING THIS NOTICE.

YOUR VOTE IS IMPORTANT!